                                                                                         Exhibit 11

                                    GTE CORPORATION AND SUBSIDIARIES
                                  CALCULATION OF EARNINGS PER COMMON SHARE

                                                      Three Months Ended           Six Months Ended
                                                            June 30                     June 30
                                                      1995          1994           1995        1994
                                                                     (In Thousands)
  Net income applicable to common stock              $580,891    $593,440       $1,124,173   $1,093,050

  Adjustments to net income:
  Add - Preferred dividend requirements on
           dilutive convertible preferred stocks          131         180              269          338
        Interest expense, net of tax
           effect, on employees' stock plans              430         381              602          541
              Total adjustments                           561         561              871          879

  Adjusted consolidated net income
       applicable to common stock                    $581,452    $594,001       $1,125,044   $1,093,929

  Average common shares                               969,544     956,193          968,345      954,942

  Adjustments to common shares:
  Add - Dilutive convertible preferred stocks             520         582              526          593
        Employees' stock and stock option plans         3,112       2,992            2,928        2,609
             Total adjustments                          3,632       3,574            3,454        3,202

  Adjusted average common shares                      973,176     959,767          971,799      958,144

  EARNINGS PER COMMON SHARE:

  Primary (1)                                            $.60        $.62            $1.16        $1.14

  Fully diluted (2)                                      $.60        $.62            $1.16        $1.14

  (1)  Computed by dividing net income applicable to common stock for the periods by the average common shares outstanding.  Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2)  Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

       (a)  Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method.
            Equivalent common shares to be added to average shares for the employees' stock plans, stock ownership plan and stock options are computed according to the
            "treasury stock" method.

       (b)  Net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.
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